The Board of Directors
Silverado Gold Mines Ltd. Suite 505
1111 West Georgia Street Vancouver BC V6L 4M3





We Consent to incorporation by reference in the registration statement on the Form S-8 ~ of Silverado Gold Mines Ltd. (formerly Silverado Mines Ltd.) of our report dated February 5. 1 IQ which are as of February 21 1998 relating to the consolidated balance sheets of Silverado Gold Mines Ltd. as at November 30 1997 and 1996 and the related consolidated statements of operations and accumulated deficit cash flows and changes in share capital and capital surplus for each of the years in the three year period ended November 30 1997 which report appears in the November 30 1997 annual report on Form 1 0-K of Silverado Gold Mines Ltd. and to the reference to our firm under the heading "experts" in the prospectus.

Our auditors report referred to in the preceding paragraph is supplemented by a report entitled Comments By Auditors For U.S. Readers On Canada-U.S. Reporting Conflict" that states that Canadian reporting standards do not permit reference to uncertainties such as the Company's ability to continue as a going concern as discussed in Note 1(a) to the consolidated financial statements when the uncertainties are adequately disclosed in the financial statements and accompanying notes. Under United States reporting standards such uncertainties would be described in an explanatory paragraph following the opinion paragraph.




/s/ KPMG
KPMG

Chartered Accountants Vancouver. Canada